SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

SPECTRUM GROUP INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

84763M102

(CUSIP NUMBER)

Gregory N. Roberts

c/o Spectrum Group International, Inc.

1063 McGaw

Irvine, CA 92614

(949) 748-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84763M102	13D

1		NAME OF REPORTING PERSONS

Gregory N. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		170,000[1]
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,555,580
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		170,000[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER

		3,555,580

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,725,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

[1]	Represents 170,000 shares that the Reporting Person has the right to acquire under currently exercisable options.

CUSIP No. 84763M102	13D

1		NAME OF REPORTING PERSONS

Sharon Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		439,825
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER

		439,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

1		NAME OF REPORTING PERSONS

William Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		1,739,280
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,115,755
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,739,280
PERSON WITH	10	SHARED DISPOSITIVE POWER

		3,115,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,855,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 84763M102	13D

1		NAME OF REPORTING PERSONS

Silver Bow Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

		3,115,755
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		3,115,755
PERSON WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,115,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

OO

Item 1.	Security and Issuer

            This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Group International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1063 McGaw, Suite 250, Irvine, CA 92614.

Item 2.	Identity and Background

(a)        This Statement is being filed by Gregory N. Roberts, Sharon Roberts, William Richardson and Silver Bow Ventures LLC (collectively the “Reporting Persons”).

(b)        The address of Gregory N. Roberts and Sharon Roberts is c/o Spectrum Group International, Inc., 1063 McGaw, Irvine, CA 92614. The address of William Richardson is c/o Spectrum Group International, Inc., 1063 McGaw, Irvine, CA 92614. The address of the principal office of Silver Bow Ventures LLC is c/o Spectrum Group International, Inc., 1063 McGaw, Irvine, CA 92614.

(c)        The principal occupation of Gregory N. Roberts is President and Chief Executive Officer of the Issuer. The principal occupation of Sharon Roberts is housewife. The principal occupation of William Richardson is Chief Executive Officer of W.A. Richardson Builders, LLC. The principal business of Silver Bow Ventures LLC is the investment in securities. Gregory N. Roberts and William Richardson each owns fifty percent of the outstanding membership interests in Silver Bow Ventures LLC.

(d)-(e)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Gregory N. Roberts, Sharon Roberts and William Richardson is a citizen of the United States. Silver Bow Ventures LLC is a limited liability company formed under the laws of the State of Nevada.

Item 3.	Source and Amount of Funds

The acquisition cost of the 439,825 shares of Common Stock owned directly by Gregory N. Roberts and Sharon Roberts was $60,000, the source of which was personal funds.

The acquisition cost of the 1,739,280 shares of Common Stock owned directly by William Richardson was $3,565,524, the source of which was personal funds.

The acquisition cost of the 3,115,755 shares of Common Stock owned by Silver Bow Ventures LLC was $6,387,297.75, the source of which was working capital.

Item 4.	Purpose of the Transaction

The securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to his or its investment decision, such Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons may from time to time review or reconsider their respective positions with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so. Gregory N. Roberts is the President and Chief Executive Officer and a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a), (b) Gregory N. Roberts has beneficial ownership of 3,725,580 shares of Common Stock, which represents approximately 12.1% of the shares of Common Stock outstanding.1 This includes 439,825 shares as to which Gregory N. Roberts shares voting and dispositive power with Sharon Roberts; 3,115,755 shares owned directly by Silver Bow Ventures LLC as to which Gregory N. Roberts shares voting and dispositive power with William Richardson; and 170,000 shares issuable upon exercise of currently exercisable options;

Sharon Roberts has beneficial ownership of 439,825 shares of Common Stock, which represents approximately 1.4% of the shares of Common Stock outstanding, as to which she shares voting and dispositive power with Gregory N. Roberts.

William Richardson has beneficial ownership of 4,855,035 shares of Common Stock, which represents approximately15.9% of the shares of Common Stock outstanding. This includes 1,739,280 shares as to which William Richardson has sole voting and dispositive power; and 3,115,755 shares owned directly by Silver Bow Ventures LLC as to which Gregory N. Roberts shares voting and dispositive power with William Richardson.

Silver Bow Ventures LLC has beneficial ownership of 3,115,755 shares of Common Stock, which represents approximately 10.2% of the shares of the Common Stock issued and outstanding, as to which it has sole voting and dispositive power.

(c) On September 25, 2012, William Richardson purchased 1,014,580 shares of Common Stock, and Silver Bow Ventures LLC purchased 2,490,755 shares of Common Stock, in a rights offering of the Issuer at a subscription price of $1.90 per share.

(d) Not applicable.

(e) Not applicable.

1 This and other percentages in this Item 5 are based 30,628,991 shares of Common Stock reported outstanding as of September 27, 2012 in the Issuer’s Annual Report on Form 10-K for the Fiscal Year ended June 30, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Gregory N. Roberts holds restricted stock units, settleable in 60,000 shares of Common Stock, which, if not not earlier forfeited, will vest on June 30, 2013.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

/s/ Gregory N. Roberts
Gregory N. Roberts

Sharon Roberts
Sharon Roberts

/s/ William Richardson
William Richardson

Silver Bow Ventures LLC

By:	Gregory N. Roberts
Name: Gregory N. Roberts
Title: Member